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                           September 13, 2023

       Gerri Henwood
       Chief Executive Officer
       Baudax Bio, Inc.
       490 Lapp Road
       Malvern, PA 19355

                                                        Re: Baudax Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 5,
2023
                                                            File No. 333-274349

       Dear Gerri Henwood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Justin Platt, Esq.